No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF April 2004

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     *        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On April 1, 2004, Honda Motor Co., Ltd. announced the development of a new Super Handling All-Wheel-Drive system, called SH-AWD, that provides cornering performance that responds faithfully to driver input, and outstanding vehicle stability. (Ref. #A04-016)

Exhibit 2:

On April 19, 2004, Honda Motor Co., Ltd. announced that it acquired its treasury stock pursuant to the provisions of Article 210 of the Japanese Commercial Code.

Exhibit 3:

On April 22, 2004, Honda Motor Co., Ltd. announced the establishment of a fully-owned subsidiary in Russia to strengthen its local motorcycle, automobile and power product sales operations in the rapidly expanding Russian market. (Ref. #C04-023)

Exhibit 4:

On April 24, 2004, Dongfeng Honda Automobile (Wuhan) Co., Ltd., one of Honda’s joint venture companies in China, Began local production of the CR-V sport utility vehicle in Wuhan, Hubei Province. (Ref. #C04-024)

Exhibit 5:

On April 26, 2004, Honda Motor Co., Ltd. announced automobile production, sales and export results for the month of March 2004 as well as for the fiscal year ended March 31, 2004(FY04). Honda reached a new all-time record for global auto production of nearly 3 million units in FY04, while overseas production increased for the seventh consecutive fiscal year. (Ref. #C04-025)

Exhibit 6:

On April 27, 2004, Honda Motor Co., Ltd. announced its consolidated financial results for the fiscal fourth quarter and the fiscal year ended March 31, 2004. (Ref. #C04-026)

Exhibit 7:

Notice of board of director’s meeting which was scheduled to be held on April 27, 2004.

Exhibit 8:

English translation of the Notice of Resolution passed by the Board of Directors meeting held on April 27, 2004.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD )

/s/ Satoshi Aoki
Satoshi Aoki Senior Managing and Representative Director

Date: May 21, 2004

Ref. #A04-016

Honda Develops World’s First Super Handling All-Wheel-Drive

Available this fall in the Acura RL (North America) and the Legend (Japan)

April 1, 2004—Honda Motor Co., Ltd. today announced the development of a new Super Handling All-Wheel-Drive system, called SH-AWD, that provides cornering performance that responds faithfully to driver input, and outstanding vehicle stability. A world’s first, the SH-AWD system combines front-rear torque distribution control with independently regulated torque distribution to the left and right rear wheels to freely distribute the optimum amount of torque to all four wheels in accordance with driving conditions. The new system will be available this fall in the Acura RL (North America) and the Legend (Japan).

By monitoring driver input and driving conditions, the SH-AWD system determines the optimum front-rear and lateral (left-right) torque distribution. This information is then conveyed to the rear differential, where direct electromagnetic clutches continuously regulate and vary front-rear torque distribution between ratios of 30:70 and 70:30, and lateral torque distribution in the rear wheels between ratios of 100:0 and 0:100. Torque is used not only for propulsion, but for cornering as well, resulting in a significant enhancement in vehicle maneuverability.

The SH-AWD system is composed of sensors to detect steering angle, lateral g, and other vehicle information; an ECU; and the rear differential. The direct electromagnetic clutches inside the rear differential, another world’s first, employ electromagnets to obtain precise control over the multi-plate clutches. Built-in search coils monitor the gaps between the electromagnets and the magnetic body to achieve precise, continuously variable torque regulation.

The rear differential is also equipped with a built-in acceleration device, yet another world’s first. During cornering, the track of the outside rear wheel normally falls outside the average of the tracks of the front wheels. The outside rear wheel does not rotate fast enough to keep up with the front wheels, preventing efficient transmission of torque. To counteract this problem, the SH-AWD acceleration device alters the gearing to speed up the outside rear wheel’s rotation relative to the front wheels. This reduces torque transmission losses and significantly improves vehicle maneuverability.

SH-AWD system (rear differential cutaway model)

At Honda, driving pleasure is regarded as one of the most important factors in vehicle development. The new SH-AWD system features “feed-forward” control, which utilizes the degree of driver input to determine appropriate torque distribution. This results in a super-neutral steering feel that responds with optimal faithfulness to the driver’s handling of the steering wheel, realizing outstanding driving comfort and stability.

•	Torque Distribution Regulation

•	Acceleration during cornering

Torque to the rear wheels is continuously varied to supply up to 100% to the outside wheel and 0% to the inside wheel. This creates an inward yaw moment, significantly improving vehicle handling.

* Yaw moment is turning torque relative to the vertical axis running through the vehicle’s center of gravity.

•	Deceleration during cornering (throttle closed)

Torque to the outside rear wheel is freely varied to change from an inward to an outward yaw moment, ensuring vehicle stability at all times.

•	Straight-line driving

Front-rear torque distribution is regulated for optimum performance in accordance with the amount of torque produced. During rapid acceleration the load on the front wheels is reduced; conversely, rear-wheel load is reduced during cruising. The result is stable driving at all times.

•	System Configuration

•	World’s first direct electromagnetic clutch

An electromagnetic coil (electromagnet) attracts a magnetic body which, in turn, presses on the multi-plate clutch to facilitate torque transmission.

A compact clutch unit, equipped with a planetary gear step-up mechanism to increase torque, permits transmission of substantial amounts of torque. A built-in search coil monitors the gap between the electromagnetic coil and the magnetic body. Current flow in the electromagnetic clutch is then adjusted to achieve highly precise torque regulation.

•	Acceleration device

During straight-ahead driving, the twin-pinion planetary carrier spins in synchronization with the propeller shaft, causing the front and rear wheels to turn at the same speed. When the vehicle enters a curve, however, the planetary carrier is locked to the case, releasing the device from synchronization with the propeller shaft and accelerating the rotation speed of the rear wheels. A hydraulic actuator which turns the clutches on and off, and a one-way clutch are included in this compact configuration.

•	Sensors, ECU

The input of steering angle, lateral g, yaw rate, wheel speed and other sensors monitor driver input, vehicle demeanor, and driving conditions such that the SH-AWD ECU can calculate ideal torque distribution.

•	System Overview

•	Operational Flow

•	Rear Differential Unit

Publicity materials for the SH-AWD are available at the following URL:http:// www.honda.co.jp/PR/

(The site is intended exclusively for the use of journalists.)

April 19, 2004

Notice Regarding the Purchase of Treasury Stock

Tokyo, April 19, 2004 — Honda Motor Co., Ltd. today announced that it acquired its treasury stock as follows pursuant to the provisions of Article 210 of the Commercial Code.

(1) Type of shares acquired

Common stock of Honda Motor Co., Ltd.

(2) Period of acquisition

From April 1, 2004 to April 15, 2004

(3) Aggregate number of shares acquired

1,760,900 shares

(4) Aggregate amount of acquisition

8,338,356,000 yen

(5) Method of acquisition

Purchase on the Tokyo Stock Exchange

Reference:

Resolution at the 79th Ordinary General Meeting of Shareholders held on June 24, 2003.

(1) Type of shares to be acquired

Common stock of Honda Motor Co., Ltd.

(2) Maximum number of shares to be acquired

25,000,000 shares

(3) Maximum amount of acquisition

100 billion yen

Number of Common Stock having been acquired from June 24, 2003 up to April 15, 2004.

(1) Aggregate number of shares acquired

20,900,100 shares

(2) Aggregate amount of acquisition

96,999,051,000 yen

Ref #C04-023

Honda Announces the Establishment of Local Subsidiary in Russia

April 22, 2004 — Honda Motor Co., Ltd. announced today the establishment of a fully-owned subsidiary in Russia to strengthen its local motorcycle, automobile and power product sales operations in the rapidly expanding Russian market. The new subsidiary named, Honda Motor RUS LLC is located in Moscow and will be responsible for strengthening Honda’s sales operations as well as overseeing logistics, after-service, advertising and public relations functions.

The Russian automobile market has made a strong recovery since the economic crisis in 1998 reflected by growth in annual automobile sales from approximately 900,000 units in 2000 to 1.20 million units in 2003. Annual sales of imported automobiles quadrupled to over 190,000 units during this same period and are expected to continue expanding in the future. Elimination of the consumption tax, a reduction of VAT from 20% to 18% in January of this year as well as the anticipated participation of Russia in the WTO within the next few years, are expected to further contribute to economic growth in the region and to further expansion of the automobile market. Honda’s automobile sales target for 2004 is 4,800 units (+34% compared to 2003).

[Company Outline]
Company name:	Honda Motor RUS LLC

Registration:	February 18, 2004

Location:	Moscow

Total capital:	30 million rubles (approx. USD 1 million)

Investment ratio:	Honda Motor Co., Ltd. 100%

Number of employees:	30 (approx.)

Business activities:	Import, sales and after-service of motorcycles, automobiles and power products

Ref. #C04-024

Honda’s New Joint Venture in China Begins CR-V Production

Wuhan, April 24, 2004 — Dongfeng Honda Automobile (Wuhan) Co., Ltd. (WDHAC), one of Honda’s joint venture companies in China, today began local production of the CR-V sport utility vehicle in Wuhan, Hubei Province. The line-off ceremony was joined by 450 guests, including Mr. Yu Zheng Sheng, commissioner of the Central Political Bureau of the Chinese Communist Party, as well as Mr. Atsuyoshi Hyogo, Managing Director and COO of Honda’s China Operations.

WDHAC was created from the former Wuhan Grand Motor Co., Ltd., which was renamed WDHAC when Honda joined Dongfeng Motor in the new joint venture. Lines for welding, painting, and assembly were renovated, with the new addition of a final inspection line. For the welding process, Honda installed its advanced general weld equipment – which provides tremendous flexibility. After these major renovations and upgrades, the plant now has advanced manufacturing lines that reflect Honda’s global flexible manufacturing philosophy. The current plant capacity is set at 30,000 units per year, but WDHAC plans to expand up to 120,000 units in the future by adding to its product lineup based on local customer demand. WDHAC has a sales target of 20,000 units for calendar year 2004.

CR-V, the first vehicle to be manufactured by WDHAC, is one of Honda’s core global models, following Accord and Civic. Worldwide sales of CR-V have exceeded 1.7 million units since its introduction in 1995, and this vehicle has already gained popularity in China as an import from Japan. The SUV market in China has been growing rapidly in the last several years and reached approximately 110,000 units in 2003, a 143% increase from the previous year.

The alliance between Honda and Dongfeng Motor began in 1994, when the first joint venture – Dongfeng Honda Auto Parts Co., Ltd. – was established to manufacture forged drive-train components. In 1998, as part of a passenger car production project in Guangzhou, the two companies established Dongfeng Honda Engine Co., Ltd. to produce automobile engines for Guangzhou Honda Automobile Co., Ltd. Building on the long-term relationship between Honda and Dongfeng Motor, a new joint venture for auto production was established in Wuhan. In addition, Honda Automobile (China) Co., Ltd. – a joint venture of Honda, Dongfeng Motor, and Guangzhou Auto Group Corp. will begin operation by the end of 2004, for production of automobiles exclusively for export.

Dongfeng Honda Automobile (Wuhan) Co., Ltd CR-V lineoff ceremony

About CR-V

Main Features

•	2.0 liter i-VTEC engine

•	4-speed automatic with overdrive switch

•	Real-time 4WD

•	In-dash 6 CD changer

•	SRS airbag

•	ABS (4-wheel anti-lock break system)

•	Immobilizer

About WDHAC

Company Name	: Dongfeng Honda Automobile (Wuhan) Co., Ltd
President	: Mitsuru Ozaki
Establishment	: July 2003
Capital	: USD 98million
Capitalization Ratio	: 50% Honda Motor Co., Ltd.
: 50% Dongfeng Motor Industry Investment Corp., Ltd.
Location	: Wuhan, Hubei Province, Economic and Technological Development Area
Number of associates	: 850 (as of April, 2004)
Lot area	: 375,000 m2
Building area	: 50,000 m2
Production capacity	: 30,000 units/year

Ref. #C04-025

Honda Achieves Record High Global and Overseas Automobile Production for FY2004

April 26, 2004 – Honda Motor Co., Ltd. today announced automobile production, sales and export results for the month of March 2004 as well as for the fiscal year ended March 31, 2004 (FY04). Honda reached a new all-time record for global auto production of nearly 3 million units in FY04, while overseas production increased for the seventh consecutive fiscal year.

Domestic production for March 2004 increased by 27.3% compared to the same month last year, while the total for FY04 was 12.6% lower compared to FY03.

Total overseas production in March 2004 increased 10.1% compared to the same month last year – highlighted by increased production in Asia and Europe. The FY04 total of approximately 1.8 million units set an all-time record high for Honda, representing a 12.4% increase compared to FY03. For FY04, Honda also set all-time record production totals in North America, the U.S. and Asia. While the overall global production total of approximately 2.99 million units was also the largest in Honda history.

Domestic sales of passenger cars and light trucks in March declined 18.1% compared to the same month last year. However, mini-vehicle sales, including Life, remained strong and increased 20.2% in March and 23.7% in the first three months of 2004 compared to the same period a year ago. Life was Honda’s best-selling vehicle in Japan in March with sales of 24,984 units. Odyssey and Fit also remained strong, with sales of 15,081 units and 20,075 units respectively. Overall FY04 domestic sales were 16.1% lower than the previous fiscal year.

With an increase in shipments to Europe (+74.2%), Asia (+7.7%) and North America (+6.0%), total exports in March increased 22.7% compared to the same month last year. Total exports for the first three months of 2004 were also 7.3% higher than a year ago. Total exports for FY04 were 2.5% lower than for FY03.

Honda Automobile Production, Sales And Exports

	Production				Year-to-date Total Jan – Mar 2004
	**Fiscal Year 2004		March 2004
	Units	vs. FY03	Units	vs.3 /03	Units	vs.2003
Domestic (CBU+CKD)	1,182,024	-12.6%	124,624	+27.3%	320,221	+3.6%
Overseas (CBU only)	1,809,314	+12.4%	177,394	+10.1%	477,244	+2.6%

Worldwide Total *	2,991,338	+1.0%	302,018	+16.6%	797,465	+3.0%

  * excludes overseas CKD

  ** (April/01/2003~March/31/2004)

	Regional Production
	**Fiscal Year 2004		March 2004		Year-to-date Total Jan – Mar 2004
	Units	vs.FY03	Units	vs.3 /03	Units	vs.2003
North America	1,234,366	+3.3%	116,559	-0.9%	318,140	-7.2%
(U.S. only)	824,838	+3.3%	77,346	-3.3%	210,442	-8.9%
Europe	185,579	-0.4%	18,009	+13.2%	52,706	+1.7%
Asia	334,821	+57.6%	35,879	+43.9%	89,878	+41.3%
Others	54,548	+239.0%	6,947	+168.3%	16,520	+138.3%

Regional Total	1,809,314	+12.4%	177,394	+10.1%	477,244	+2.6%

	Domestic Sales
Vehicle type	**Fiscal Year 2004		March 2004		Year-to-date Total Jan – Mar 2004
	Units	vs.FY03	Units	vs.3 /03	Units	vs.2003
Passenger Cars & Light Trucks	462,632	-23.2%	63,924	-18.1%	137,995	-11.1%
(Imports)	(17,356)	(+38.1%)	(1,340)	-53.2%	(2,976)	(-45.7%)
Mini Vehicles	269,781	-0.4%	36,238	+20.2%	76,733	+23.7%

Honda Brand Total	732,413	-16.1%	100,162	-7.4%	214,728	-1.2%

	Exports
	**Fiscal Year 2004		March 2004		Year-to-date Total Jan – Mar 2004
	Units	vs.FY03	Units	vs.3 /03	Units	vs.2003
North America	243,575	-15.7%	20,449	+6.0%	61,618	+2.4%
(U.S. only)	218,605	-14.5%	17,978	+16.7%	55,308	+5.4%
Europe	121,089	+31.7%	13,029	+74.2%	36,165	+8.6%
Asia	18,760	-37.7%	989	+7.7%	3,070	-33.6%
Others	90,577	+20.9%	6,225	+13.7%	21,739	+34.5%

Total	474,001	-2.5%	40,692	+22.7%	122,592	+7.3%

For further information, please contact:

Masaya Nagai

Shigeki Endo

Tatsuya David Iida

Honda Motor Co., Ltd. Corporate Communications Division

Telephone: 03-5412-1512

Facsimile: 03-5412-1545

April 27, 2004

Ref. #C04-026

Consolidated Financial Summary for the Fiscal Year

Ended March 31, 2004

–	Record sales amidst fierce competition; record net sales and other operating revenue for 4 consecutive fiscal years and record net income for 3 consecutive fiscal years

Results for the Fiscal Year ended March 31, 2004 (*record result)

	Year ended March 31, 2004 (billions of JPY)		Year ended March 31, 2003 (billions of JPY)	Difference billions of JPY (% Change)
Net sales and other operating revenue	8,162.6	*	7,971.4	+191.1 (+ 2.4%)
Operating income	600.1		724.5	-124.3 (-17.2%)
Income before income taxes	641.9	*	609.7	+ 32.1 (+ 5.3%)
Net income	464.3	*	426.6	+ 37.6 (+ 8.8%)

Basic net income per common share	JPY 486.91	*	JPY 439.43	+ 47.48 (+10.8%)

(Exchange rate: JPY 113 = U.S. dollar 1 JPY 133 = Euro 1)

Note:	Operating income for the year ended March 31, 2003 is restated to reflect certain reclassifications applied to the figures for the year ended March 31, 2004.

Honda realized record consolidated net sales and other operating revenue for the fiscal year mainly due to robust overseas sales. Domestic sales saw a decline. Consolidated operating income was lower due to an increase in sales, general and administrative (SG&A) expenses as well as depreciation of the U.S. dollar. Honda’s consolidated income before income taxes and consolidated net income both reached all-time highs.

–	Unit sales for motorcycles, automobiles and power products all set all-time records

Motorcycles: 9.206 million (+13.9%); mainly attributable to growth in Asia and South America.

Automobiles: 2.983 million (+3.3%); domestic sales declined by 133,000 units; an increase of 36,000 units in North America was led by strong light truck sales including the Element and Pilot models as well as the Acura TSX and the new Acura TL. Further, strong sales of the Jazz and Accord Diesel led to a 24,000 unit increase in Europe. A 136,000 unit increase was realized in Asia fueled predominantly by growth in China, Thailand and Malaysia.

Power Products: 5.047 million (+10.1%); the increase was due primarily to sales growth in North America.

—	Consolidated net sales and other operating revenue rose to JPY 8,162.6 billion (+2.4%) due to unit sales increases in all business areas notwithstanding a negative impact from currency translation effects. (If the exchange rate from the same period during the previous fiscal year was applied, Honda estimates that an increase in revenue of approximately 6.4% would have been realized.)

—	Consolidated operating income decreased to JPY 600.1 billion (- 17.2%) primarily due to negative effects from currency effects of (JPY -101.0 billion ) and an increase in sales, and general and administrative expenses which offset the positive impact of increased revenues and cost reduction measures.

—	Consolidated net income increased to JPY 464.3 billion (+8.8%) due predominantly to increased profits (accounted for by equity method) in joint venture companies in Asian markets of JPY 75.1 billion (+21.3%).

—	The stock dividend per share planned for the end of the fiscal year ending March 31, 2004 is JPY 23, an increase of JPY 7 from that allocated at the end of the previous fiscal year. Combined with the interim dividend of JPY 19, the dividend for the whole fiscal year is expected to total JPY 42.

Forecasts for Fiscal Year Ending March 31, 2005

An all-time record is forecast for consolidated net sales and other operating revenue based on all-time record unit sales plans for motorcycles 9.29 million units (+84,000 units), automobiles 3.255 million units (+272,000 units) and power products 5.60 million units (+553,000 units). Honda’s targeted consolidated operating income, income before taxes and net income for the fiscal year ending March 31, 2005 are as follows, taking negative currency translation effects (approx. JPY -139.0 billion at the operating income level) into consideration:

	Year ending March 31, 2005 (billions of JPY)	Year ending March 31, 2004 (billions of JPY)	Difference billions of JPY (% change)
Net sales and other operating revenue	8,500.0	8,162.6	+337.4	(+4.1%)
Operating income	560.0	600.1	-40.1	(-6.7%)
Income before income taxes	500.0	641.9	-141.9	(-22.1%)
Net income	390.0	464.3	-74.3	(-16.0%)

(Exchange rate: JPY 105 = U.S. dollar 1 JPY 125 = Euro 1

(With respect to operating income, an actual income increase of JPY 99.0 billion is forecast if currency translation effects are excluded.)

April 27, 2004

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL FOURTH QUARTER AND

THE FISCAL YEAR ENDED MARCH 31, 2004

Tokyo, April 27, 2004— Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal fourth quarter and the fiscal year ended March 31, 2004.

Fourth Quarter Results

Honda’s consolidated net income for the fiscal fourth quarter ended March 31, 2004 totaled JPY 74.1 billion (USD 701 million), a decrease of 36.5% from the corresponding period in 2003. Basic net income per Common Share for the quarter amounted to JPY 78.47 (USD 0.74), compared to JPY 120.86 for the same period in 2003. Two of Honda’s American Depositary Shares represent one Common Share.

Unit sales in all of Honda’s business categories relating to products, namely motorcycles, automobiles and power products, increased during the fiscal fourth quarter and consolidated net sales and other operating revenue (herein referred to as “revenue”) for the quarter amounted to JPY 2,144.9 billion (USD 20,294 million), increased by 0.8% over the corresponding period in 2003. Revenue included a negative effect of currency translation, caused by translation of foreign currency denominated revenue from Honda’s overseas subsidiaries into yen. Honda estimates that if the exchange rate of yen had remained unchanged from that in the corresponding period in 2003, revenue for the quarter would have increased by approximately 5.5%.

Consolidated operating income for the fiscal fourth quarter totaled JPY 137.1 billion (USD 1,298 million), a decrease of 43.3% compared to the corresponding period in 2003. This decrease in operating income was primarily due to the negative impacts of depreciation of U.S. dollar and an increase in selling, general and administrative (SG&A) expenses, which offset positive impacts of ongoing cost reduction effects.

Consolidated income before income taxes for the quarter totaled JPY 106.4 billion (USD 1,007 million), a decrease of 40.0% from the corresponding period in 2003.

With respect to Honda’s sales in the fiscal fourth quarter by business category, motorcycle unit sales increased by 26.7% to 2,620 thousand units, and revenue increased 12.1%, to JPY 294.8 billion (USD 2,790 million).

Honda’s unit sales of automobiles for the quarter increased by 1.7% to 793 thousand units. Revenue decreased 1.0%, to JPY 1,694.3 billion (USD 16,031 million).

Revenue from financial services for the quarter decreased 4.1% to JPY58.6 billion (USD 555 million).

Unit sales of power products for the quarter totaled 1,788 thousand units, an increase of 4.2% compared to the corresponding period in 2003. Revenue from power products and other businesses increased by 4.0% to JPY 99.8 billion (USD 945 million).

Fiscal Year Results

Honda’s consolidated net income for the year ended March 31, 2004 totaled JPY 464.3 billion (USD 4,393 million), an increase of 8.8% from the previous year. Basic net income per Common Share for the year amounted to JPY 486.91 (USD 4.61), compared to JPY 439.43 for the previous year.

Consolidated net sales and other operating revenue for the year amounted to JPY 8,162.6 billion (USD 77,232 million), an increase of 2.4% from last year. Revenue included a negative effect of currency translation caused by translation of foreign currency denominated revenue from Honda’s overseas subsidiaries into yen, Honda estimates that if the exchange rate of yen had remained unchanged from that in the previous year, revenue for the year would have increased by approximately 6.4%.

Consolidated operating income for the year totaled JPY 600.1 billion (USD 5,678 million), a decrease of 17.2% compared to the previous year. This decrease in operating income was primarily due to negative impacts of depreciation of U.S. dollar and an increase in selling, general and administrative (SG&A) expenses, which offset positive impacts of increased revenue from increased unit sales and ongoing cost reduction effects.

Consolidated income before income taxes for the year totaled JPY 641.9 billion (USD 6,074 million), an increase of 5.3% compared to the previous year.

With respect to Honda’s sales for the year by business category, motorcycle unit sales increased 13.9% to 9,206 thousand units. In Japan, unit sales of motorcycles decreased 6.7% to 403 thousand units, while overseas unit sales increased 15.1% to 8,803 thousand units. Revenue from motorcycle business increased 1.9% to JPY 996.2 billion (USD 9,427million) due primarily to increased sales. Operating income decreased 25.9% to JPY 42.4 billion (USD 401 million).

Honda’s unit sales related to automobiles for the year increased by 3.3% to 2,983 thousand units. Of them, unit sales in Japan decreased 15.7% to 716 thousand units, and overseas unit sales increased 11.2% to 2,267 thousand units. Revenue from automobile business also increased 2.4% to JPY 6,592.0 billion (USD 62,371 million) due mainly to increase in overseas unit sales, which offset the negative impact of appreciation of yen. Operating income decreased 20.4% to JPY 438.8 billion (USD 4,153 million).

Revenue from financial services increased 2.0% to JPY 245.8 billion (USD 2,326 million). Operating income was JPY 108.4 billion (USD 1,026 million), increased by 0.6% from the previous year.

For power products, unit sales for the year was increased by 10.1% to 5,047 thousand units compared with the previous year. Of them, unit sales in Japan totaled 477 thousand units, increased by 1.1% from the previous year, and overseas unit sales increased 11.1% to 4,570 thousand units, due primarily to increased sales in North America. Revenue from power product and other businesses increased by 4.7% to JPY 341.6 billion (USD 3,233 million) due mainly to increased sales in power products. Operating income increased 28.3% to JPY 10.3 billion (USD 98 million).

With respect to Honda’s sales for the year by geographic segment, in Japan, revenue was JPY 3,930.8 billion (USD 37,192 million), almost the same level as the previous year, with increased sales in automobile export offsetting decreased domestic sales. Operating income in Japan was JPY 192.4 billion (USD 1,821 million), almost the same level as the previous year.

In North America, revenue decreased by 0.8% from the previous year to JPY 4,673.0 billion (USD 44,214 million), due to negative impact of appreciation of yen against U.S. dollar, although unit sales in motorcycles, automobiles and power products increased. Operating income in North America decreased by 30.2% to JPY 310.1 billion (USD 2,935 million) from the previous year.

In Europe, revenue for the year increased by 15.0% to JPY 948.5 billion (USD 8,975 million) compared to the previous year, due mainly to increased unit sales in automobiles, as well as a positive impact of currency translation effects. Operating income in Europe increased by 78.3% to JPY 25.8 billion (USD 245 million).

In Asia, revenue increased by 34.6% to JPY 704.1 billion (USD 6,663 million) from the previous year, due mainly to continued strong sales in motorcycle and automobile businesses. Operating income also increased by 18.2% to JPY 44.6 billion (USD 423 million) from the previous year.

Revenue from Other regions for the year increased by 26.9% to JPY 348.2 billion (USD 3,295 million) compared to the previous year, due to increased unit sales in automobiles, motorcycles and power products. Operating income increased by 2.5% to JPY 23.7 billion (USD 225 million) from the previous year.

Forecasts for the fiscal year ending March 31, 2005

The economy of the U.S. is showing its recovery, while consumer spending for later this fiscal year ending March 31, 2005 may be expected to slowdown. On the other hand, Asian and other regions are expected to show stable. However, management environment is still under difficult conditions attributable to global political and economic uncertainty and currency movements. Competition in the Japanese market is expected to intensify amid continuing weak consumer spending.

In these circumstances, Honda expects competition in each of its markets to remain challenging. In regard to the forecasts of the financial results for the fiscal year ending March 31, 2005, Honda projects consolidated results as to be below:

First half ending September 30, 2004

	In billions of yen	Changes from FY 2004
Net sales and other operating revenue	4,180	+3.8%
Income before income taxes	255	+23.2%
Net income	195	-18.5%

Fiscal year ending March 31, 2005

	In billions of yen	Changes from FY2004
Net sales and other operating revenue	8,500	+4.1%
Income before income taxes	500	-22.1%
Net income	390	-16.0%

These forecasts are based on the assumption that the average exchange rates for yen to U.S. dollar and euro for the fiscal year ending March 31, 2005 will be JPY 105 and JPY 125, respectively.

This announcement contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934. Honda’s actual results could materially differ from those contained in these forward-looking statements as a result of numerous factors outside of Honda’s control. Such factors include general economic conditions in Honda’s principal markets, and foreign exchange rates between the Japanese yen and other major currencies, as well as other factors detailed from time to time in Honda’s reports filed with the U.S. Securities and Exchange Commission.

Risk Factors

This section describes some of the risks that could affect Honda’s business and financial statements, and the Company’s stock price.

Honda may be adversely affected by market conditions

Japanese economy started to show moderate recovery, however, consumer spending still remains weak. A continued economic slowdown, recession or sustained loss of consumer confidence in Japan could trigger a significant decline in demand for automobiles, motorcycles and power products that may affect Honda’s result of operation.

Additionally, Honda conducts its operation throughout over the world, including North America, Europe and Asia. Economic downturns in these markets may also affect Honda’s results of operation.

Prices for automobiles, motorcycles and power products can be volatile

Prices for automobiles, motorcycles and power products in certain markets have, at times, experienced sharp changes over short periods of time.

This volatility is caused by many factors, including short-term fluctuations in demand, shortages of certain supplies, volatility in underlying economic conditions, changes in import regulations, excess inventory and increased competition.

There can be no assurance that such price volatility will not continue or that price volatility will not occur in markets that to date have not experienced such volatility.

Overcapacity within the industry has increased and will likely continue to increase if the economic downturn continues in Honda’s major markets or worldwide, leading, potentially, to further increased price pressure.

Price volatility in any or all of Honda’s markets could adversely affect Honda’s results of operations in a particular period.

Honda’s operations are subject to currency fluctuations

Honda’s Japanese operations export automobiles, motorcycles, power products and components of automobile, motorcycle and power product to a number of countries. Its overseas operations such as U.S. operations also export such products and components abroad.

Changes in exchange rates have an effect on Honda’s results of operations, balance sheet and cash flow, as well as on Honda’s competitiveness, which will over time affect its results.

In addition, currency fluctuations may affect Honda’s pricing of products sold and materials purchased in foreign currencies.

Since Honda has substantial manufacturing operations in Japan and generates a substantial portion of its revenues in currencies other than yen, Honda’s results of operations would be adversely affected by an appreciation of yen against other currencies, in particular the U.S. dollar.

Honda’s hedging of currency and interest rate risk exposes Honda to other risks

Although it is impossible to hedge against all currency or interest risk, Honda uses hedging instruments in order to reduce the effects of currency fluctuations and interest rate exposure.

As with all hedging instruments, there are risks associated with the use of foreign currency forward contracts, currency swap agreements and currency option contracts, as well as interest rate swap agreements.

While providing some protection from fluctuations in currency exchange and interest rates, by utilizing such hedging instruments Honda potentially forgoes benefits that might result from other fluctuations in currency exchange and interest rates.

Honda has entered into, and expects to continue to enter into, such hedging arrangements. Honda manages exposure to counterparty credit risk by limiting the counterparties to major international banks and financial institutions meeting established credit guidelines.

However, any default by such counterparties might have an adverse effect on Honda.

The automobile and motorcycle industries are subject to extensive environmental and other governmental regulation

Regulations regarding vehicle emission levels, fuel economy, noise and safety, as well as levels of pollutants from production plants, are extensive within the automobile and motorcycle industries. These regulations are subject to change, and are often made more restrictive. The costs to comply with these regulations can be significant to Honda’s operations. New legislation, such as the Transportation Recall Enhancement, Accountability, and Documentation (TREAD) Act in the United States, will also subject Honda to additional expense, which could be significant.

Honda is reliant on the protection and preservation of its intellectual property

Honda owns or otherwise has rights in a number of patents and trademarks relating to the products it manufactures, which have been obtained over a period of years. These patents and trademarks have been of value in the growth of Honda’s business and may continue to be of value in the future. Honda does not regard any of its businesses as being dependent upon any single patent or related group of patents. However, an inability to protect this intellectual property generally, or the illegal breach of some or a large group of Honda’s intellectual property rights, would have an adverse effect on Honda’s operations.

Honda’s financial services business conducts business under highly competitive conditions in an industry with inherent risks

Honda’s Financial Services business offers various financing plans designed to increase the opportunity for sales of its products and to generate financing income. However, customers can also obtain financing for the lease or purchase of Honda’s products through a variety of other sources that compete with our financing services, including commercial banks and finance and leasing companies. The financial services offered by us also involve risks relating to residual value, credit risk and cost of capital. Competition for customers and/or these risks may affect Honda’s results of operations in the future.

Honda relies on suppliers for the provision of certain raw materials and components

Honda purchases raw materials, and certain components and parts, from numerous external suppliers, and relies on some key suppliers for some items and the raw materials it uses in the manufacture of its products. Honda’s ability to continue to obtain these supplies in an efficient and cost-effective manner is subject to a number of factors, some of which are not within Honda’s control. These factors include the ability of its suppliers to provide a continued source of supply and Honda’s ability to compete with other users in obtaining the supplies. Loss of a key supplier in particular may affect our production and increase our costs.

Honda may be adversely affected by its joint ventures

In several countries, Honda conducts businesses through joint ventures with local entities, in part due to the legal and other requirements of those countries. These businesses may be affected by changes in the business condition or policy of these entities. Any or all of these factors may adversely affect Honda’s business, financial condition or results of operations.

Honda may be adversely affected by natural disasters, wars, terrorism and labor strikes

Honda conducts its businesses worldwide, and its operations may variously be subject to natural disasters, disease, wars, terrorism or labor strikes which may delay or disrupt Honda’s local operations in the affected regions, including the acquisition of raw materials and parts, the manufacture, sales and distribution of products and the provision of services. If such delay or disruption occurs and continues for a long period of time, Honda’s business financial condition or results of operations may be adversely affected.

[1] Unit Sales Breakdown

	(In thousands of unit)
	Three months ended Mar. 31, 2004	Three months ended Mar. 31, 2003	Year ended Mar. 31, 2004	Year ended Mar. 31, 2003
MOTORCYCLES
Japan	103	123	403	432
(motorcycles included above)	(103)	(123)	(403)	(432)
North America	227	170	656	610
(motorcycles included above)	(129)	(101)	(360)	(324)
Europe	91	92	299	305
(motorcycles included above)	(89)	(89)	(289)	(296)
Asia	1,996	1,486	7,017	5,948
(motorcycles included above)	(1,996)	(1,486)	(7,017)	(5,948)
Others	203	197	831	785
(motorcycles included above)	(201)	(195)	(822)	(774)

Total	2,620	2,068	9,206	8,080
(motorcycles included above)	(2,518)	(1,994)	(8,891)	(7,774)

AUTOMOBILES
Japan	210	221	716	849
North America	369	402	1,558	1,522
Europe	74	64	231	207
Asia	102	66	341	205
Others	38	27	137	105

Total	793	780	2,983	2,888

POWER PRODUCTS
Japan	123	119	477	472
North America	895	712	2,363	1,872
Europe	538	592	1,261	1,290
Asia	149	200	619	657
Others	83	93	327	293

Total	1,788	1,716	5,047	4,584

[2] Net Sales Breakdown

(A) For the three months ended March 31, 2004 and 2003

	(In millions of Yen)
	Three months ended Mar. 31, 2004		Three months ended Mar. 31, 2003
MOTORCYCLE BUSINESS
Japan	22,143	(7.5%)	24,277	(9.2%)
North America	109,461	(37.1%)	89,130	(33.9%)
Europe	57,977	(19.7%)	57,758	(22.0%)
Asia	66,518	(22.6%)	60,736	(23.1%)
Others	38,747	(13.1%)	31,126	(11.8%)

Total	294,846	(100.0%)	263,027	(100.0%)

AUTOMOBILE BUSINESS
Japan	416,850	(24.6%)	377,804	(22.1%)
North America	891,517	(52.6%)	1,038,509	(60.7%)
Europe	165,638	(9.8%)	133,009	(7.8%)
Asia	151,990	(9.0%)	116,610	(6.8%)
Others	68,306	(4.0%)	45,210	(2.6%)

Total	1,694,301	(100.0%)	1,711,142	(100.0%)

FINANCIAL SERVICES
Japan	4,716	(8.2%)	4,851	(8.0%)
North America	50,052	(86.8%)	53,919	(89.3%)
Europe	2,023	(3.5%)	1,525	(2.5%)
Asia	305	(0.5%)	115	(0.2%)
Others	549	(1.0%)	—	(—)

Total	57,645	(100.0%)	60,410	(100.0%)

POWER PRODUCT & OTHER BUSINESSES
Japan	26,783	(27.3%)	26,022	(27.6%)
North America	36,416	(37.1%)	32,328	(34.4%)
Europe	25,745	(26.3%)	24,265	(25.8%)
Asia	4,635	(4.7%)	7,684	(8.2%)
Others	4,553	(4.6%)	3,771	(4.0%)

Total	98,132	(100.0%)	94,070	(100.0%)

TOTAL
Japan	470,492	(22.0%)	432,954	(20.3%)
North America	1,087,446	(50.7%)	1,213,886	(57.0%)
Europe	251,383	(11.7%)	216,557	(10.2%)
Asia	223,448	(10.4%)	185,145	(8.7%)
Others	112,155	(5.2%)	80,107	(3.8%)

Total	2,144,924	(100.0%)	2,128,649	(100.0%)

Explanatory notes:

1.	The geographic breakdown of net sales is based on the location of affiliated and unaffiliated customers.

2.	Net sales of power product & other businesses include revenue from sales of power products and relevant parts, leisure businesses and trading.

[2] Net Sales Breakdown - continued

(B) For the years ended March 31, 2004 and 2003

	(In millions of Yen)
	Year ended Mar. 31, 2004		Year ended Mar. 31, 2003
MOTORCYCLE BUSINESS
Japan	93,203	(9.4%)	98,391	(10.1%)
North America	322,213	(32.3%)	329,073	(33.6%)
Europe	182,400	(18.3%)	175,736	(18.0%)
Asia	242,370	(24.3%)	222,955	(22.8%)
Others	156,104	(15.7%)	151,940	(15.5%)

Total	996,290	(100.0%)	978,095	(100.0%)

AUTOMOBILE BUSINESS
Japan	1,397,237	(21.2%)	1,513,596	(23.5%)
North America	3,900,755	(59.2%)	3,926,848	(61.0%)
Europe	516,108	(7.8%)	420,292	(6.5%)
Asia	532,552	(8.1%)	397,156	(6.2%)
Others	245,372	(3.7%)	182,202	(2.8%)

Total	6,592,024	(100.0%)	6,440,094	(100.0%)

FINANCIAL SERVICES
Japan	20,043	(8.2%)	21,308	(9.0%)
North America	212,522	(87.6%)	210,903	(88.6%)
Europe	7,448	(3.1%)	5,548	(2.3%)
Asia	899	(0.4%)	199	(0.1%)
Others	1,784	(0.7%)	—	(—)

Total	242,696	(100.0%)	237,958	(100.0%)

POWER PRODUCT & OTHER BUSINESSES
Japan	118,010	(35.6%)	115,411	(36.6%)
North America	107,440	(32.4%)	101,102	(32.1%)
Europe	64,154	(19.3%)	60,385	(19.1%)
Asia	25,790	(7.8%)	25,216	(8.0%)
Others	16,196	(4.9%)	13,238	(4.2%)

Total	331,590	(100.0%)	315,352	(100.0%)

TOTAL
Japan	1,628,493	(20.0%)	1,748,706	(21.9%)
North America	4,542,930	(55.7%)	4,567,926	(57.3%)
Europe	770,110	(9.4%)	661,961	(8.3%)
Asia	801,611	(9.8%)	645,526	(8.1%)
Others	419,456	(5.1%)	347,380	(4.4%)

Total	8,162,600	(100.0%)	7,971,499	(100.0%)

Explanatory notes:

1.	The geographic breakdown of net sales is based on the location of affiliated and unaffiliated customers.

2.	Net sales of power product & other businesses include revenue from sales of power products and related parts, leisure businesses and trading.

[3] Consolidated Financial Summary

For the three months and the years ended March 31, 2004 and 2003

Financial Highlights

	(In millions of Yen)
	Three months ended Mar. 31, 2004	% Change	Three months ended Mar. 31, 2003	Year ended Mar. 31, 2004	% Change	Year ended Mar. 31, 2003
Net sales and other operating revenue	2,144,924	0.8%	2,128,649	8,162,600	2.4%	7,971,499
Operating income	137,143	-43.3%	241,680	600,144	-17.2%	724,527
Income before income taxes	106,465	-40.0%	177,345	641,927	5.3%	609,755
Net income	74,110	-36.5%	116,716	464,338	8.8%	426,662

	(In Yen)
Basic net income per
Common Share	78.47		120.86	486.91		439.43
American Depositary Share	39.23		60.43	243.45		219.71

	(In millions of U.S. Dollar)
	Three months ended Mar. 31, 2004	Year ended Mar. 31, 2004
Net sales and other operating revenue	20,294	77,232
Operating income	1,298	5,678
Income before income taxes	1,007	6,074
Net income	701	4,393

	(In U.S. Dollar)
Basic net income per
Common Share	0.74	4.61
American Depositary Share	0.37	2.30

[4] Consolidated Statements of Income and Retained Earnings

(A) For the three months ended March 31, 2004 and 2003

	(In millions of Yen)
	Three months ended Mar. 31, 2004	Three months ended Mar. 31, 2003
Net sales and other operating revenue	2,144,924	2,128,649
Operating costs and expenses:
Cost of sales	1,451,412	1,374,387
Selling, general and administrative	438,414	395,200
Research and development	117,955	117,382

Operating income	137,143	241,680

Other income:
Interest	2,404	1,721
Other	6,904	555
Other expenses:
Interest	2,741	2,559
Other	37,245	64,052

Income before income taxes	106,465	177,345
Income taxes	46,504	78,953

Income before equity in income of affiliates	59,961	98,392
Equity in income of affiliates	14,149	18,324

Net income	74,110	116,716

Retained earnings:
Balance at beginning of period	3,515,324	3,044,948
Cash dividends paid	—	—
Transfer to legal reserves	—	—

Balance at end of period	3,589,434	3,161,664

	(In Yen)
Basic net income per
Common Share	78.47	120.86
American Depositary Share	39.23	60.43

[4] Consolidated Statements of Income and Retained Earnings - continued

(B) For the years ended March 31, 2004 and 2003

	(In millions of Yen)
	Year ended Mar. 31, 2004	Year ended Mar. 31, 2003
Net sales and other operating revenue	8,162,600	7,971,499
Operating costs and expenses:
Cost of sales	5,609,806	5,364,204
Selling, general and administrative	1,503,683	1,445,905
Research and development	448,967	436,863

Operating income	600,144	724,527

Other income:
Interest	9,299	7,445
Other	54,909	5,741
Other expenses:
Interest	10,194	12,207
Other	12,231	115,751

Income before income taxes	641,927	609,755
Income taxes	252,740	245,065

Income before equity in income of affiliates	389,187	364,690
Equity in income of affiliates	75,151	61,972

Net income	464,338	426,662

Retained earnings:
Balance at beginning of period	3,161,664	2,765,600
Cash dividends paid	(33,541)	(30,176)
Transfer to legal reserves	(3,027)	(422)

Balance at end of period	3,589,434	3,161,664

	(In Yen)
Basic net income per
Common Share	486.91	439.43
American Depositary Share	243.45	219.71

[5] Consolidated Balance Sheets

	(In millions of Yen)
	Mar. 31, 2004	Mar. 31, 2003
Assets
Current assets:
Cash and cash equivalents	724,421	547,404
Trade accounts and notes receivable	373,416	444,498
Finance subsidiaries receivables, net	1,264,620	1,097,541
Inventories	765,433	751,980
Deferred income taxes	222,179	202,376
Other current assets	303,185	248,561

Total current assets	3,653,254	3,292,360

Finance subsidiaries-receivables, net	2,377,338	2,230,020
Investments and advances	541,066	412,971
Property, plant and equipment, at cost:
Land	354,762	342,991
Buildings	968,159	942,747
Machinery and equipment	2,072,347	2,023,724
Construction in progress	49,208	72,112

	3,444,476	3,381,574
Less accumulated depreciation	2,008,945	1,987,231

Net property, plant and equipment	1,435,531	1,394,343

Other assets	321,579	351,597

Total assets	8,328,768	7,681,291

[5] Consolidated Balance Sheets - continued

	(In millions of Yen)
	Mar. 31, 2004	Mar. 31, 2003
Liabilities and Stockholders’ Equity
Current liabilities:
Bank loans and commercial paper	734,271	877,954
Current portion of long-term debt	487,125	304,342
Trade payables	911,237	830,671
Accrued expenses	813,733	777,492
Income taxes payable	31,194	64,179
Other current liabilities	357,259	267,752

Total current liabilities	3,334,819	3,122,390

Long-term debt	1,394,612	1,140,182
Other liabilities	724,937	788,999

Total liabilities	5,454,368	5,051,571

Stockholders’ equity:
Common stock	86,067	86,067
Capital surplus	172,719	172,529
Legal reserves	32,418	29,391
Retained earnings	3,589,434	3,161,664
Adjustments from foreign currency translation	(665,413)	(469,472)
Net unrealized gains on marketable equity securities	36,066	14,820
Minimum pension liabilities adjustments	(225,226)	(308,513)

Accumulated other comprehensive income (loss)	(854,573)	(763,165)
Treasury Stock	(151,665)	(56,766)

Total stockholders’ equity	2,874,400	2,629,720

Total liabilities and stockholders’ equity	8,328,768	7,681,291

[6] Consolidated Statements of Cash Flows

	(In millions of Yen)
	Year ended Mar. 31, 2004	Year ended Mar. 31, 2003
Cash flows from operating activities:
Net income	464,338	426,662
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	213,445	220,874
Deferred income taxes	113,422	68,433
Equity in income of affiliates	(75,151)	(61,972)
Loss on fair value adjustment of derivative instrument (profit)	(84,783)	36,983
Decrease (increase) in:
Trade accounts and notes receivable	50,925	(16,842)
Inventories	(51,836)	(146,574)
Increase (decrease) in trade payables	132,541	28,675
Other, net	(49,959)	131,888

Net cash provided by operating activities	712,942	688,127

Cash flows from investing activities:
Decrease (increase) in investments and advances	50,619	20,737
Capital Expenditures	(287,741)	(316,991)
Proceeds from sales of property, plant and equipment	19,157	16,438
Decrease (increase) in finance subsidiaries-receivables	(749,470)	(793,743)

Net cash used in investing activities	(967,435)	(1,073,559)

Cash flows from financing activities:
Increase (decrease) in short-term debt	(7,910)	(47,959)
Proceeds from long-term debt	885,162	775,987
Repayment of long-term debt	(289,107)	(292,063)
Acquisition of treasury stock	(95,312)	(56,717)
Cash dividends paid	(33,541)	(30,176)
Increase (decrease) in commercial paper classified as long-term debt	280	(2,131)

Net cash provided by (used in) financing activities	459,572	346,941

Effect of exchange rate changes on cash and cash equivalents	(28,062)	(23,546)

Net change in cash and cash equivalents	177,017	(62,037)
Cash and cash equivalents at beginning of year	547,404	609,441

Cash and cash equivalents at end of year	724,421	547,404

[7] Segment Information

(A) Business Segment Information

For the year ended March 31, 2004

	(In millions of Yen)
	Motor- cycle Business	Auto- mobile Business	Financial Services	Power Product& Other Businesses	Total	Eliminations	Consolidated

Net sales and other operating revenue:
Sales to unaffiliated customers	996,290	6,592,024	242,696	331,590	8,162,600	—	8,162,600
Intersegment sales	0	0	3,138	10,070	13,208	(13,208)	—

Total	996,290	6,592,024	245,834	341,660	8,175,808	(13,208)	8,162,600

Cost of sales, SG&A. and R&D expenses	953,857	6,153,133	137,396	331,278	7,575,664	(13,208)	7,562,456

Operating income	42,433	438,891	108,438	10,382	600,144	0	600,144

Assets	764,893	3,727,259	3,818,915	247,451	8,558,518	(229,750)	8,328,768
Depreciation and amortization	25,156	181,266	359	6,664	213,445	—	213,445
Capital expenditures	35,041	240,416	430	11,854	287,741	—	287,741

For the year ended March 31, 2003

	(In millions of Yen)
	Motor- cycle Business	Auto- mobile Business	Financial Services	Power Product& Other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	978,095	6,440,094	237,958	315,352	7,971,499	—	7,971,499
Intersegment sales	0	0	3,037	10,971	14,008	(14,008)	—

Total	978,095	6,440,094	240,995	326,323	7,985,507	(14,008)	7,971,499

Cost of sales, SG&A and R&D expenses	920,865	5,888,702	133,182	318,231	7,260,980	(14,008)	7,246,972

Operating income	57,230	551,392	107,813	8,092	724,527	0	724,527

Assets	798,530	3,624,639	3,505,017	241,085	8,169,271	(487,980)	7,681,291
Depreciation and amortization	25,311	187,839	804	6,920	220,874	—	220,874
Capital expenditures	37,496	270,263	646	8,586	316,991	—	316,991

Explanatory notes:

1.	Business Segment

Business Segment is based on Honda’s business organization and the similarity of the principal products included within each segment as well as the relevant markets for such products.

2.	Principal products of each segment

Business	Sales	Principal Products
Motorcycle business	Motorcycles, all-terrain vehicles (ATV), personal water craft and relevant parts	Large-size motorcycles, mid-size motorcycles, motorized bicycles, all-terrain vehicles (ATV), personal water craft

Automobile business	Automobiles and relevant parts	Compact cars, sub-compact cars, minivehicles

Financial services	Financial and insurance services	N/A

Power product & other businesses	Power products and relevant parts, and others	Power tillers, generators, general purpose engines, lawn mowers, outboard engines

3.	Within assets, corporate assets are included in Eliminations and amounted to JPY482,471 million for the year ended March 31, 2004 and JPY323,055 million for the year ended March 31, 2003, which consist primarily of cash and cash equivalents and marketable securities held by the Parent company.

(B)	Geographic Segment Information

The geographic segments are based on the location where sales are originated.

For the year ended March 31, 2004

	( In millions of Yen)
	Japan	North- America	Europe	Asia	Others	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	1,879,141	4,552,941	756,312	637,163	337,043	8,162,600	—	8,162,600
Transfers between geographic segments	2,051,729	120,069	192,235	67,009	11,222	2,442,264	(2,442,264)	—

Total	3,930,870	4,673,010	948,547	704,172	348,265	10,604,864	(2,442,264)	8,162,600
Cost of sales, SG&A and R&D expenses	3,738,419	4,362,860	922,704	659,500	324,466	10,007,949	(2,445,493)	7,562,456

Operating income	192,451	310,150	25,843	44,672	23,799	596,915	3,229	600,144

Assets	2,370,214	4,539,320	571,419	435,815	141,851	8,058,619	270,149	8,328,768

For the year ended March 31, 2003

	( In millions of Yen)
	Japan	North- America	Europe	Asia	Others	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	1,975,518	4,580,004	663,032	487,415	265,530	7,971,499	—	7,971,499
Transfers between geographic segments	1,943,465	131,906	161,551	35,710	8,865	2,281,497	(2,281,497)	—

Total	3,918,983	4,711,910	824,583	523,125	274,395	10,252,996	(2,281,497)	7,971,499
Cost of sales, SG&A and R&D expenses	3,727,564	4,267,527	810,085	485,316	251,184	9,541,676	(2,294,704)	7,246,972

Operating income	191,419	444,383	14,498	37,809	23,211	711,320	13,207	724,527

Assets	2,392,252	4,182,861	535,507	362,432	109,827	7,582,879	98,412	7,681,291

Explanatory notes:

1.	Geographic Segment

Asia was previously included in Others. Currently, Asia is separately presented in the Geographic Segment.

2.	Within assets, corporate assets are included in Eliminations and amounted to JPY482,471 million for the year ended March 31, 2004 and JPY323,055 million for the year ended March 31, 2003, which consist primarily of cash and cash equivalents and marketable securities held by the Parent company.

(C)	Overseas Sales

For the year ended March 31, 2004

	( In millions of Yen)
	North- America	Europe	Asia	Others	Total
Overseas Sales	4,542,930	770,110	801,611	419,456	6,534,107
Consolidated Sales					8,162,600
Overseas Sales Ratio to Consolidated Sales	55.7%	9.4%	9.8%	5.1%	80.0%

For the year ended March 31, 2003

	( In millions of Yen)
	North- America	Europe	Asia	Others	Total
Overseas Sales	4,567,926	661,961	645,526	347,380	6,222,793
Consolidated Sales					7,971,499
Overseas Sales Ratio to Consolidated Sales	57.3%	8.3%	8.1%	4.4%	78.1%

Explanatory note:

Geographic Segment

Asia was previously included in Others. Currently, Asia is separately presented in the Geographic Segment.

[8] (A) Consolidated Balance Sheets

Divided into non-financial services businesses and finance subsidiaries

	(In millions of Yen)
	Mar. 31, 2004
		% of total
Assets
< Non-financial services businesses >
Current Assets:	3,033,178	36.4
Cash and cash equivalents	707,917
Trade accounts and notes receivable	377,049
Inventories	765,433
Other current assets	1,182,779
Investments and advances	743,427	8.9
Property, plant and equipment, at cost	1,418,397	17.0
Other assets	269,073	3.3

Total assets	5,464,075	65.6

< Finance Subsidiaries >
Cash and cash equivalents	16,504	0.2
Finance subsidiaries-short-term receivables, net	1,271,171	15.3
Finance subsidiaries-long-term receivables, net	2,378,345	28.6
Other assets	152,895	1.8

Total assets	3,818,915	45.9
Eliminations among subsidiaries	(954,222)	(11.5)

Total assets	8,328,768	100.0
Liabilities and Stockholders’ Equity

< Non-financial services businesses >
Current liabilities:	2,017,607	24.2
Short-term debt	200,784
Current portion of long-term debt	6,912
Trade payables	913,649
Accrued expenses	691,637
Other current liabilities	204,625
Long-term debt	28,370	0.4
Other liabilities	724,331	8.7

Total liabilities	2,770,308	33.3

< Finance Subsidiaries >
Short-term debt	1,170,538	14.1
Current portion of long-term debt	482,563	5.8
Accrued expenses	127,232	1.5
Long-term debt	1,378,346	16.5
Other liabilities	287,705	3.5

Total liabilities	3,446,384	41.4
Eliminations among subsidiaries	(762,324)	(9.2)

Total liabilities	5,454,368	65.5

Common stock	86,067	1.0
Capital surplus	172,719	2.1
Legal reserves	32,418	0.4
Retained earnings	3,589,434	43.1
Accumulated other comprehensive income (loss)	(854,573)	(10.3)
Treasury stock	(151,665)	(1.8)

Total stockholders’ equity	2,874,400	34.5

Total liabilities and stockholders’ equity	8,328,768	100.0

[8] (B) Consolidated Statements of Cash Flows

Divided into non-financial services businesses and finance subsidiaries

For the fiscal year ended March 31, 2004

	(In millions of Yen)
	Non-financial services businesses	Finance subsidiaries
Cash flows from operating activities:
Net Income	423,794	40,569
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	213,086	359
Deferred income taxes	34,532	78,890
Equity in income of affiliates	(75,424)	—
Loss on fair value adjustment of derivative instrument (profit)	(74,469)	(10,314)
Decrease (increase) in trade accounts and notes receivable	53,035	—
Decrease (increase) in inventories	(51,836)	—
Increase (decrease) in trade payables	130,322	—
Other, net	(104,351)	65,493

Net cash provided by operating activities	548,689	174,997

Cash flows from investing activities:
*Decrease (increase) in investments and advances	94,562	12
Capital expenditures	(287,311)	(430)
Proceeds from sales of property, plant and equipment	14,398	4,759
Decrease (increase) in finance subsidiaries-receivables	—	(745,872)

Net cash used in investing activities	(178,351)	(741,531)

Free cash flow (Cash flows from operating and investing activities)	370,338	(566,534)

Free cash flow of Non-financial services businesses excluding the decrease in loans to Finance subsidiaries (Note)	258,222	—

Cash flows from financing activities:
*Increase (decrease) in short-term debt	(37,401)	(97,505)
*Proceeds from long-term debt	11,663	885,084
*Repayment of long-term debt	(11,169)	(278,079)
Proceeds from issuance of common stock	—	57,280
Acquisition of treasury stock	(95,312)	—
Cash dividends paid	(33,566)	—
Increase (decrease) in commercial paper classified as long-term debt	—	280

Net cash provided by financing activities	(165,785)	567,060

Effect of exchange rate changes on cash and cash equivalents	(26,979)	(1,083)

Net change in cash and cash equivalents	177,574	(557)
Cash and cash equivalents at beginning of year	530,343	17,061

Cash and cash equivalents at end of year	707,917	16,504

Explanatory note:

Non-financial services businesses loans to finance subsidiaries. These cash flows were included in the items of “Other net” of Non financial services businesses, and “Increase (decrease) in short-term debt” and “Repayment of long-term debt” of Finance subsidiaries (marked by *). Free cash flow of Non financial services businesses excluding the increase in lending to finance subsidiaries are stated for the readers’ information.

Loans from non-financial services businesses to finance subsidiaries was decreased by 112,116 millions of yen for fiscal 2004, and increased by 124,908 millions of yen for fiscal 2003.

Explanatory notes:

1.	The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States because the Company has issued American Depositary Receipts listed on the New York Stock Exchange and files reports with the U.S. Securities and Exchange Commission. All segment information, however, is prepared in accordance with a Ministerial Ordinance under the Securities and Exchange Law of Japan.

2.	The average exchange rates for the fiscal fourth quarter ended March 31, 2004 were ¥107.27=U.S.$1 and ¥134.07=euro1. The average exchange rates for the corresponding period last year were ¥118.94=U.S.$1 and ¥127.74=euro1. The average exchange rates for the fiscal year ended March 31, 2004 were ¥113.07=U.S.$1 and ¥132.61=euro1, as compared with ¥121.95=U.S.$1 and ¥121.04=euro1 for the corresponding period last year.

3.	United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of ¥105.69=U.S.$1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on March 31, 2004.

4.	The Company’s Common Stock-to-ADR exchange rate was changed from two shares of Common Stock to one ADR to one share of Common Stock to two ADRs, effective January 10, 2002.

5.	The Company has adopted the provisions of Statement of Financial Accounting Standards (SFAS) No.130, “Reporting Comprehensive Income”. The following table represents components of the Company’s comprehensive income. Other comprehensive income (loss) consists of changes in adjustments from foreign currency translation, net unrealized gains on marketable equity securities and minimum pension liabilities adjustment.

	Three months ended March 31, 2004	Three months ended March 31, 2003
(In millions of Yen)
Net income	74,110	116,709
Other comprehensive income (loss)	57,101	(82,529)

Comprehensive income	131,211	34,187

	Year ended March 31, 2004	Year ended March 31, 2003
(In millions of Yen)
Net income	464,338	426,662
Other comprehensive income (loss)	(91,408)	(283,990)

Comprehensive income	372,930	142,672

6.	Certain reclassifications have been made to the consolidated statements of income and retained earnings of the prior year’s fiscal fourth quarter and of the prior year as well as to the segment information of the prior year, in order to conform them to the presentation used for the fiscal fourth quarter and the fiscal year ended March 31, 2004, respectively.

7.	The number of treasury stock has been excluded from the calculation for basic net income per common share.

Unconsolidated Financial Summary

(Parent company only)

For the years ended March 31, 2004 and 2003

1. Financial Highlights

(Parent company only)

	(In millions of Yen)
	Year ended Mar. 31, 2004	% Change	Year ended Mar. 31, 2003
Net sales	3,319,793	-0.1%	3,322,719
Operating profit	184,773	27.6%	144,838
Ordinary profit	311,244	28.3%	242,680
Net income	226,494	33.2%	170,035

	(In Yen )
Net income per share	237.51		174.63
Dividend per share for the term	42		32
Year-end dividend per share	23		16
Interim dividend per share	19		16

	(As a percentage)
Payout ratio	17.6%		18.3%

2. Estimated Financial Figures for the Fiscal Year Ending March 31, 2005

(Parent company only)

	(In millions of Yen)
	First half ending Sep. 30, 2004	Year ending Mar. 31, 2005
Net sales	1,650,000	3,390,000
Ordinary profit	70,000	165,000
Net income	50,000	125,000

	(In Yen)
Dividend per share for the term	23	23

[1] Unit Sales Breakdown

(Parent company only)

	(In thousands of unit)
	Year ended Mar. 31, 2004	Year ended Mar. 31, 2003
MOTORCYCLES
Japan	403	429
(motorcycles included above)	(403)	(429)
Export	730	776
(motorcycles included above)	(412)	(446)

Total	1,133	1,205
(motorcycles included above)	(815)	(875)

AUTOMOBILES
Japan	725	871
(Mini vehicles included above)	(270)	(265)
Export	479	485

Total	1,204	1,357

POWER PRODUCTS
Japan	467	473
Export	4,674	4,075

Total	5,142	4,548

[2] Net Sales Breakdown - continued

(Parent company only)

	(In millions of Yen)
	Year ended Mar. 31, 2004	Year ended Mar. 31, 2003
MOTORCYCLES
Japan	72,625	79,696
Export	344,990	369,998

Total	417,616	449,695

AUTOMOBILES
Japan	1,048,253	1,173,907
Export	1,727,610	1,581,244

Total	2,775,864	2,755,152

POWER PRODUCTS
Japan	23,286	23,028
Export	103,026	94,842

Total	126,312	117,871

TOTAL
Japan	1,144,165	1,276,633
Export	2,175,628	2,046,086

Total	3,319,793	3,322,719

Explanatory notes:

1.	The summary unconsolidated financial information set forth above is derived from the complete unconsolidated financial information of the Company to be filed with the Securities and Exchange Commission on the Company’s Form 6-K for the month of May 2004.

2.	Unconsolidated financial statements have been prepared on the basis of generally accepted accounting principles in Japan in accordance with the Japanese Commercial Code.

3.	The unit sales and yen amounts described above are rounded down to the nearest one thousand units and one million yen, respectively.

4.	An accounting standard relating to royalty profit has been changed from the first half results.

[3] Unconsolidated Statements of Income

(Parent company only)

	(In millions of Yen)
	Year ended Mar. 31, 2004	Year ended Mar. 31, 2003
Net sales	3,319,793	3,322,719
Cost of sales	2,216,909	2,247,487
Selling, general and administrative expenses	918,109	930,393

Operating profit	184,773	144,838
Non-operating profit	143,476	117,732
Non-operating expenses	17,005	19,891
Ordinary Profit	311,244	242,680
Extraordinary profit	5,505	4,197
Extraordinary loss	8,476	14,859

Income before income taxes	308,273	232,018
Income taxes
Current	102,125	92,888
Deferred	(20,346)	(30,905)

Net income	226,494	170,035

Explanatory note:

Research and development expenses for the fiscal year ended March 31, 2004 amounted 446,960 millions of yen.

[4] Unconsolidated Balance Sheets

(Parent company only)

	(In millions of Yen)
	Mar. 31, 2004	Mar. 31, 2003
Current assets	964,590	829,444
Fixed assets	1,312,176	1,231,887

Total assets	2,276,766	2,061,331

Current liabilities	586,800	525,315
Fixed liabilities	148,865	114,761

Total liabilities	735,666	640,077

Common stock	86,067	86,067
Capital surplus	170,504	168,912
Legal reserve	21,516	21,516
Retained surplus	1,372,289	1,179,816
Unrealized gains on securities available for sale	42,387	21,707
Treasury stock	(151,665)	(56,766)

Stockholders’ equity	1,541,100	1,421,254

Total liabilities and stockholders’ equity	2,276,766	2,061,331

Management Policy

Honda’s business activities are based on fundamental corporate philosophies known as “Respect for the Individual” and “The Three Joys.”

“Respect for the Individual” defines Honda’s relationship with its associates, business partners and society. It is based on sharing a commitment to initiative, equality and mutual trust among people.

It is Honda’s belief that everyone who comes into contact with Honda’s activities will gain a sense of satisfaction through the experience of buying, selling or creating Honda’s products and services. This philosophy is expressed as “The Three Joys.”

With these corporate philosophies as the foundation, Honda’s business is guided by the following Company Principle:

“Maintaining a global viewpoint,

we are dedicated to supplying products of the highest quality at a reasonable price for worldwide customer satisfaction”

Honda actively works to share a sense of satisfaction with all of its customers as well as its shareholders, and to continue improving its corporate value.

Profit Redistribution Policy

The Company considers redistribution of profits to our shareholders as one of the most important management issues. Accordingly, the Company attempts to increase its corporate value while carrying out its operations from a global standpoint.

The Company intends to redistribute profits to our shareholders, taking its projected comprehensive cash needs/requirements into account, and to make distribution payments, while, taking the Company’s long-term consolidated earnings performance into consideration.

In consideration of shareholder expectations, retained earnings will be applied toward financing R&D activities that are essential for the future growth of the Company and capital expenditures and investment programs that will expand its operations for the purpose of improving business results and strengthening the Company’s financial condition. Acquisition of the Company’s common stock will also be implemented at the optimal timing with the aim of improving efficiency in its capital structure.

Preparing for the Future

The economy of the U.S. is showing its recovery, while consumer spending for later fiscal 2005 may be expected to slowdown. On the other hand, Asian and other regions are expected to show stable. However, management environment is still under difficult conditions attributable to global political and economic uncertainty and currency movements. Competition in the Japanese market is expected to intensify amid continuing weak consumer spending.

In such circumstances, Honda will strength its corporate structure quickly and flexibly to meet the requirement of our customers and society and changes in business environment. Honda recognizes the further enhancing of the following specific areas is essential to its success:

R&D

Production efficiency

Sales efficiency

Product quality

Safety technologies

The environment

R&D

Along with efforts to develop more effective safety and environmental technologies, Honda will create and swiftly introduce new value-added products that meet specific needs in various regional markets.

Honda will also continue efforts in the research of future technologies, including the advancement of a bi-pedal humanoid robot and business jet.

Production Efficiency

Honda will establish efficient and flexible production systems and expand production capacity with aims to increase the capability of supplying high quality products that meet market needs. In addition to the ongoing expansion of these systems, Honda also intends to expand on a global scale the supply network of its competitive products and component parts.

Sales Efficiency

Honda will expand its product lines and upgrade its sales structure. Through the innovative use of IT, Honda will also promote its efforts in customer communication. To give our customers further satisfaction, Honda will continue to make our effort to offer high quality service promptly all over the world.

Product Quality

Responding to increasing consumer demand, Honda will upgrade its quality control through enhancing coordination among the development purchasing, production, sales and service departments.

Safety Technologies

Honda will develop the technologies for reducing aggresivity, as well as the technologies for accident prediction and prevention and for reduction of passengers’ and pedestrians’ injury. Honda intends to enhance its contribution to traffic safety in motorized societies, including Asian countries. Honda also intends to remain active in a variety of traffic safety programs, including advanced driving and motorcycling training schemes provided by local dealerships.

The Environment

Honda will step up the introduction of clean, fuel-efficient engine technologies and recyclability throughout its product lines. Honda will also advance alternative fuel technologies, including fuel cells. In addition, Honda will continue its efforts to minimize the environmental impact, as measured by the *Life Cycle Assessment, in all of its business fields including logistics and sales. In its production activities, Honda promotes environmental preservation issues under its Green Factory concept.

*Life Cycle Assessment:	A comprehensive system for quantifying the environmental impacts of Honda’s products throughout their life cycles, from the material procurement and energy consumption to waste disposal.

Corporate Governance

Based on the fundamental corporate philosophies, the Company is working to improve its corporate governance as one of the most important management issues with the aim of ensuring that Honda will be a company that our shareholders, customers and society want to exist.

Honda’s organization reflects its fundamental corporate philosophies. Each regional operation carries out its businesses so as to quickly and efficiently respond to customer needs around the world, while each business operation makes arrangements for each product, establishing a system of high effectiveness and efficiency.

In addition, the Audit Office intends to carry out more effective audits of the performance of each division’s business, and each division aims to enhance compliance and risk management, while advancing the self-reliance of each organization.

To ensure an objective control on the Company’s management, outside directors and corporate auditors are appointed to be members of the Board of Directors and the Board of Corporate Auditors, which are responsible for supervision and auditing of the Company. With regard to the directors, the term of their office is limited to one year and the amount of remuneration payable to them is determined according to a standard that reflects their contributions to the Company. The goal is to heighten maneuverability so as to cope with any changes in the management environment.

For shareholders and investors, Honda’s basic policy emphasizes the disclosure of financial results on a quarterly basis, as well as the timely and accurate disclosure of its management strategies. Honda will remain committed to such disclosures in the future.

1. Management Organization

(1) Management Organization

The Company supervises and audits its business activities through its Board of Directors and Board of Corporate Auditors.

The Board of Directors consists of 36 directors, including one outside director, and makes decisions on the statutory matters including important business executions. The Board of Directors also supervises the execution of the Company’s businesses. In order to ensure proactive decision-making, the Board of Directors set up an Assets and Loan Management Committee, which is responsible for making decisions related to the disposal of the Company’s important assets.

The Board of Corporate Auditors is composed of four corporate auditors, including two outside corporate auditors. In accordance with the rules of auditing policy and the apportionment of responsibilities as determined by the Board of Corporate Auditors, each corporate auditor audits the directors’ execution of duties. This is accomplished through various means, including attendance at meetings of the Board of Directors and inspections regarding the status of Company assets and liabilities. For further strengthening of auditing structure, one outside corporate auditor will be elected at the Company’s Ordinary General Meeting of Shareholders to be held in June, 2004 and will have five auditors in total. In addition to this, to provide direct support to the Board of Corporate Auditors, a Corporate Auditors’ Office was established.

In addition, the total amount of remuneration and bonuses of directors and corporate auditors is determined according to a standard that reflects their contributions to the Company.

The total amount of remuneration paid to directors and corporate auditors during the year ended March 31, 2004 (hereafter ‘fiscal 2004’) was 1,475 million yen: 1,388 million yen to the 39 directors (which includes the three directors who retired during fiscal 2004) and 87 million yen to the 6 corporate auditors (which includes the two corporate auditors who retired during fiscal 2004). The remuneration paid to directors includes the amount of employee wages paid to directors who also had a status as employee and the remuneration paid by the subsidiaries of the Company to directors who also assumed their responsibility in execution of business for the relevant subsidiaries.

The total amount of executive bonuses that was paid during fiscal 2004 was 480 million yen: 441 million yen to the 36 directors as at the end of fiscal 2003 and 39 million yen to the four corporate auditors as at the end of fiscal 2003.

The total amount of retirement allowances for directors and corporate auditors that was paid in accordance with a resolution of the Ordinary General Meeting of Shareholders held in June 2003 was 1,021 million yen: 881 million yen to the three retired directors and 140 million yen to the two retired corporate auditors.

In order to ensure a proper auditing of the Company’s accounts, the Board of Corporate Auditors and the Board of Directors receive auditing reports based on the Commercial Code’s Audit Special Exceptions Law, the Securities and Exchange Law, and the Securities Exchange Acts of the U.S.A. In addition, they supervise the election of independent auditors, their remuneration and non-audit services.

For fiscal 2004, the Company elected Shin Nihon & Co. as its independent auditor under the Commercial Code’s Audit Special Exceptions Law and the Securities and Exchange Law and elected AZSA & Co. as its independent auditor under the Securities Exchange Act of the U.S.A.

The fees paid to Shin Nihon & Co. for its auditing and preparing audit report for the Company and its consolidated subsidiaries under the Commercial Code’s Audit Special Exceptions Law and the Securities and Exchange Law for fiscal 2004 were 249 million yen. In addition, the fees amounted to one million yen were paid to Shin Nihon & Co. for fiscal 2004 for its non-auditing services rendered to the Company and its consolidated subsidiaries.

The fees paid to AZSA & Co. and KPMG, with which AZSA is affiliated, for their auditing and preparing audit reports for the Company and its consolidated subsidiaries under the Securities Exchange Act of the U.S.A for fiscal 2004 was 581 million yen. In addition, for fiscal 2004, the fees amounted to 707 million yen were paid to AZSA and KPMG for their non-auditing services, such as tax-related services and support services related to Sarbanes-Oxley Act, provided to the Company and its consolidated subsidiaries.

(2) Business Execution System

The Company has established the Management Council, which is composed of eight representative directors and three managing directors. Along with discussing in advance the items to be resolved at meetings of the Board of Directors, the Management Council discusses important management issues as directed by the Board of Directors.

As for execution of business, the Company has six Regional Operations in the world to promote its business based on the fundamental corporate philosophies with long-term vision and rooted in the local society. Regional executive officers are assigned to be in charge of the Business Operations in each region, with the aim of enhancing localized business development and ensuring speedy decision-making. Each regional executive council located at each Regional Operations discusses important management issues in the region within the scope of the authority conferred upon them by the Management Council.

The Company’s four Business Operations—motorcycles, automobiles, power products, and spare parts— formulate the medium and long-term plans for their business development, and each Operations aim to maximize its business performance on a global basis. The Company’s Production Operations and Purchasing Operations support production related departments so that they can implement the most efficient allocation of production and procurement in the world. These efforts are aimed at increasing company-wide efficiencies.

In April 2004, the Company established a Customer Service Operations aiming at obtaining satisfaction of higher level of our global customers.

At the Company’s major production facilities in Japan and overseas, operational executive officers are assigned and are responsible for rapid decision-making. In addition, the Business Management Operations and the Business Support Operations make adjustments on a company-wide basis with the aim of ensuring the optimal allocation of resources.

Research and development activities are conducted principally at the independent subsidiaries of the Company. Honda R&D Co., Ltd. is responsible for research and development on products, while Honda Engineering Co., Ltd. is responsible for research and development in the area of production technology. The Company actively carries out research and development with advanced technologies with the aim of creating products that are distinct and internationally competitive.

(3) Internal Control

The Audit Office is an independent supervisory department under the direct control of the president. This office audits the performance of each department.

In addition to the “Honda Conduct Guideline” to be shared within the entire Honda group, the Company also sets up a systematic framework for compliance and risk management in which each division of Honda group works to ensure compliance and prevent management risks, and to verify the status on a regular basis under the supervision by the director in charge. In addition to the appointment of a director in charge of compliance and risk management, the Company also established organizations such as a “Business Ethics Committee” to deliberate matters related to corporate ethics and compliance and a “Business Ethics Improvement Proposal Line” to receive suggestions related to corporate ethics issues.

2. Particular Relationship (such as Human Relations, Capital Relations and Transactional Relations and Other Relations with Conflict if Interest) between the Company and its Outside Directors and Corporate Auditors

There is no particular relationship between the Company and its outside director Satoru Kishi.

There is no particular relationship between the Company and its outside corporate auditor Koukei Higuchi. Koukei Higuchi had served as President of The Tokio Marine and Fire Insurance Company, Limited until June 2003. The Company carried out business transactions regarding non life insurance with Tokio Marine and Fire Insurance Company during fiscal 2004.

There is no particular relationship between the Company and its outside corporate auditor Kuniyasu Yamada. Kuniyasu Yamada serves as President and Director of MTB Apple Planning, Ltd. There is no particular relationship between MTB Apple Planning, Ltd. and the Company.

3. The Company’s Efforts to Enhance its Corporate Governance

During fiscal 2004, eight meetings of the Board of Directors and 28 meetings of the Management Council were held and execution of important businesses were thereby determined and important matters of management were deliberated.

During the same year, 10 meetings of the Board of Corporate Auditors were held and auditing policy, the apportionment of responsibilities and other matters were thereby determined. The Board of Corporate Auditors and the Business Audit Office provided, jointly or individually, business audit for the Company and a total of 131 subsidiaries and affiliates of the Company in Japan and overseas.

In order to ensure proactive decision-making, an Assets and Loan Management Committee was set up to decide on the disposal of the Company’s important assets and related matters, and a Business Ethics Committee was set up to deliberate matters related to corporate ethics and compliance.

For the purpose of enhancing corporate disclosure, the Company held meetings to outline results in each quarter, focusing on consolidated financial results prepared in accordance with U.S. GAAP. The Company has also been proactively engaged in such activities as holding meetings explaining corporate performance for investors, publishing various kinds of corporate information on the Company’s website, and disclosing quick and accurate information on management policies through a variety of media including mass communications.

April 27, 2004

Honda Motor Co., Ltd.

CONSOLIDATED FINANCIAL SUMMARY

FOR THE FISCAL YEAR ENDED MARCH 31, 2004

(Billions of Yen)

	Results for the fiscal year ended Mar. 31, 2003	Results for the fiscal year ended Mar. 31, 2004 [change/%]			Forecasts for the fiscal year ending Mar. 31, 2005 [change/%]
Net sales and other operating revenue	7,971.4	8,162.6	[191.1/2.4	%]	8,500.0	[337.4/4.1	%]
- Japan	1,748.7	1,628.4	[-120.2/-6.9	%]	1,810.0	[181.5/11.1	%]
- Overseas	6,222.7	6,534.1	[311.3/5.0	%]	6,690.0	[155.8/2.4	%]
Operating income	724.5	600.1	[-124.3/-17.2	%]	560.0	[-40.1/-6.7	%]
<as a percentage of net sales>	<9.1%>	< 7.4%>			<6.6%>
Income before income taxes	609.7	641.9	[32.1/5.3	%]	500.0	[-141.9/-22.1	%]
<as a percentage of net sales>	<7.6%>	< 7.9%>			<5.9%>
Net income	426.6	464.3	[37.6/8.8	%]	390.0	[-74.3/-16.0	%]
<as a percentage of net sales>	<5.4%>	< 5.7%>			<4.6%>

Factors of change in Operating income		(Increase Factors)			(Increase Factors)
		-Change in revenue, model mix, etc.			-Change in revenue, model mix, etc.
			23.1			55.0
		-Cost reduction	58.8		-Cost reduction	42.0
		(Decrease Factors)			-Change in SG&A	23.0
		-Currency effects	-101.0		(Decrease Factors)
		Change in average rates	(-74.9)		-Currency effects	-139.0
		Translation effects	(-26.1)		Change in average rates	(-116.0)
		-Change in SG&A	-93.2		Translation effects	(-23.0)
		-Change in R&D	-12.1		-Change in R&D	-21.0
Average rates for the period USD=	JPY 122	JPY 113			JPY 105
Average rates for the period EUR=	JPY 122	JPY 133			JPY 125
Capital expenditures	286.8	258.3			290.0
Depreciation	205.5	199.0			200.0
Research and development	436.8	448.9			470.0
Interest bearing debt	2,322.4	2,616.0
Remarks		· Net sales set record high for four consecutive years.
		· Income before income taxes and net income set record high for three consecutive years.			· Net sales to set record high.
						(Thousands of unit	)
Unit sales of motorcycles	8,080	9,206	[1,126/13.9	%]	9,290	[84/0.9	%]
(motorcycles only)	(7,774)	(8,891)	[1,117/14.4	%]	(8,939)	[48/0.5	%]
Japan	432	403	[-29/-6.7	%]	370	[-33/-8.2	%]
(motorcycles only)	(432)	(403)	[-29/-6.7	%]	(370)	[-33/-8.2	%]
Overseas	7,648	8,803	[1,155/15.1	%]	8,920	[117/1.3	%]
(motorcycles only)	(7,342)	(8,488)	[1,146/15.6	%]	(8,569)	[81/1.0	%]
North America	610	656	[46/7.5	%]	715	[59/9.0	%]
(motorcycles only)	(324)	(360)	[36/11.1	%]	(380)	[20/5.6	%]
Europe	305	299	[-6/-2.0	%]	295	[-4/-1.3	%]
(motorcycles only)	(296)	(289)	[-7/-2.4	%]	(285)	[-4/-1.4	%]
Asia	5,948	7,017	[1,069/18.0	%]	6,980	[-37/-0.5	%]
(motorcycles only)	(5,948)	(7,017)	[1,069/18.0	%]	(6,980)	[-37/-0.5	%]
Others	785	831	[46/5.9	%]	930	[99/11.9	%]
(motorcycles only)	(774)	(822)	[48/6.2	%]	(924)	[102/12.4	%]
Unit sales of automobiles	2,888	2,983	[95/3.3	%]	3,255	[272/9.1	%]
Japan	849	716	[-133/-15.7	%]	770	[54/7.5	%]
Overseas	2,039	2,267	[228/11.2	%]	2,485	[218/9.6	%]
North America	1,522	1,558	[36/2.4	%]	1,565	[7/0.4	%]
Europe	207	231	[24/11.6	%]	255	[24/10.4	%]
Asia	205	341	[136/66.3	%]	510	[169/49.6	%]
Others	105	137	[32/30.5	%]	155	[18/13.1	%]
Unit sales of power products	4,584	5,047	[463/10.1	%]	5,600	[553/11.0	%]
Japan	472	477	[5/1.1	%]	420	[-57/-11.9	%]
Overseas	4,112	4,570	[458/11.1	%]	5,180	[610/13.3	%]
North America	1,872	2,363	[491/26.2	%]	2,840	[477/20.2	%]
Europe	1,290	1,261	[-29/-2.2	%]	1,300	[39/3.1	%]
Asia	657	619	[-38/-5.8	%]	790	[171/27.6	%]
Others	293	327	[34/11.6	%]	250	[-77/-23.5	%]

Notes :	1. Capital expenditures and Depreciation are the figures of ‘Property, plant and equipment (excluding company cars)’.

2. Unit sales and net sales of Honda-brand motorcycle products with 100% locally procured and manufactured by overseas affiliates are not included in unit sales and net sales and other operating revenue.

This announcement contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934. Honda’s actual results could materially differ from those contained in these forward-looking statements as a result of numerous factors outside of Honda’s control, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and other major currencies, as well as other factors detailed from time to time in Honda’s reports filed with the U.S. Securities and Exchange Commission.

April 27, 2004

Honda Motor Co., Ltd

UNCONSOLIDATED FINANCIAL SUMMARY

FOR THE FISCAL YEAR ENDED MARCH 31, 2004

(Parent company only)

	Results for the fiscal year ended March 31, 2003		Results for the fiscal year ended March 31, 2004 (change / % change)			(Billions of Yen)
						Forecasts for the fiscal year ending March 31, 2005 (change / % change)
Net sales and other operating revenue	3,322.7		3,319.7		(-2.9/-0.1%)	3,390.0		(70.2/2.1%)
- Domestic	1,276.6		1,144.1		(-132.4/-10.4%)	1,270.0		(125.8/11.0%)
- Export	2,046.0		2,175.6		(129.5/6.3%)	2,120.0		(-55.6/-2.6%)
Operating income	144.8		184.7		(39.9/27.6%)	90.0		(-94.7/-51.3%)
<as a percentage of net sales>	<4.4	%>	<5.6	%>		<2.7	%>
Ordinary profit	242.6		311.2		(68.5/28.3%)	165.0		(-146.2/-47.0%)
<as a percentage of net sales>	<7.3	%>	<9.4	%>		<4.9	%>
Net income	170.0		226.4		(56.4/33.2%)	125.0		(-101.4/-44.8%)
<as a percentage of net sales>	<5.1	%>	<6.8	%>		<3.7	%>
Factors of change in operating income			(Increase factors) Impact from change of accounting standard for royalty		28.5	(Increase factors) Change in revenue, model mix, etc		22.0
			Change in revenue, model mix, etc		8.1	Cost reduction		29.0
			Cost reduction		19.0	(Decrease factors)
			Change in SG&A		44.6	Impact from change of accounting standard for royalty		-28.5
			(Decrease factors)			Currency effects		-68.0
			Currency effects		-28.0	Change in SG&A		-31.2
			Change in R&D expenses		-32.3	Change in R&D expenses		-18.1
Honda’s average rates USD=	JPY 122				JPY 113			JPY 105
Honda’s average rates EUR=	JPY 122				JPY 133			JPY 125
Capital expenditures	78.1				85.0			100.0
M/C production-related	2.4				2.7			3.0
A/M production-related	31.2				31.5			34.0
P/P production-related	0.8				0.9			2.0
Others	43.5				49.7			61.0
Depreciation	57.1				55.0			56.0
Research and development	414.6				446.9			465.0
Interest bearing debt	4.2				3.8			—
Remarks			· Ordinary profit set record high.
			· Net income set record high for two consecutive years.			· Net sales to set record high
								(Thousands of unit )
Unit sales of motorcycle business	1,205		1,133		(-72/-6.0%)	1,170		(36/3.2%)
(motorcycles only)	(875)		(815)		(-59/-6.8%)	(830)		(14/1.7%)
Domestic sales	429		403		(-26/-6.1%)	370		(-33/-8.3%)
(motorcycles only)	429		(403)		(-26/-6.1%)	(370)		(-33/-8.3%)
Export sales	776		730		(-46/-5.9%)	800		(69/9.5%)
(motorcycles only)	446		(412)		(-33/-7.5%)	(460)		(47/11.5%)
Unit sales of automobile business	1,357		1,204		(-152/-11.3%)	1,280		(75/6.3%)
Domestic sales	871		725		(-146/-16.8%)	780		(54/7.6%)
Registration vehicles	605		455		(-150/-24.9%)	500		(44/9.9%)
Mini vehicles	265		270		(4/1.7%)	280		(9/3.7%)
Export sales	485		479		(-6/-1.4%)	500		(20/4.3%)
Unit sales of power product business	4,548		5,142		(593/13.1%)	5,550		(407/7.9%)
Domestic sales	473		467		(-6/-1.3%)	420		(-47/-10.1%)
Export sales	4,075		4,674		(599/14.7%)	5,130		(455/9.7%)
Automobile production	2,962		2,991		(29/1.0%)	3,220		(228/7.6%)
Domestic	1,351		1,182		(-169/-12.6%)	1,260		(77/6.6%)
Overseas	1,610		1,809		(199/12.4%)	1,960		(150/8.3%)

Note : Capital expenditures and Depreciation are the figures of ‘Property, plant and equipment (excluding company cars)’.

This announcement contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934. Honda’s actual results could materially differ from those contained in these forward-looking statements as a result of numerous factors outside of Honda’s control, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and other major currencies, as well as other factors detailed from time to time in Honda’s reports filed with the U.S. Securities and Exchange Commission.

April 27, 2004

Honda Motor Co., Ltd.

(Thousands of units, Millions of Yen)

Consolidated Financial Summary ( Supplemental version )

	Fourth Quarter Results			Fiscal Year Results			Forecasts
	3M ended Mar. 2004	3M ended Mar. 2003	% change	Year ended Mar. 2004	Year ended Mar. 2003	% change	FY ending Mar. 2005	% change
Unit sales of motorcycles
Japan	103	123	-16.3%	403	432	-6.7%	370	-8.2%
(motorcycles only)	(103)	(123)	-16.3%	(403)	(432)	-6.7%	(370)	-8.2%
North America	227	170	33.5%	656	610	7.5%	715	9.0%
(motorcycles only)	(129)	(101)	27.7%	(360)	(324)	11.1%	(380)	5.6%
Europe	91	92	-1.1%	299	305	-2.0%	295	-1.3%
(motorcycles only)	(89)	(89)	0.0%	(289)	(296)	-2.4%	(285)	-1.4%
Asia	1,996	1,486	34.3%	7,017	5,948	18.0%	6,980	-0.5%
(motorcycles only)	(1,996)	(1,486)	34.3%	(7,017)	(5,948)	18.0%	(6,980)	-0.5%
Others	203	197	3.0%	831	785	5.9%	930	11.9%
(motorcycles only)	(201)	(195)	3.1%	(822)	(774)	6.2%	(924)	12.4%

Total	2,620	2,068	26.7%	9,206	8,080	13.9%	9,290	0.9%
(motorcycles only)	(2,518)	(1,994)	26.3%	(8,891)	(7,774)	14.4%	(8,939)	0.5%

Unit sales of automobiles
Japan	210	221	-5.0%	716	849	-15.7%	770	7.5%
North America	369	402	-8.2%	1,558	1,522	2.4%	1,565	0.4%
Europe	74	64	15.6%	231	207	11.6%	255	10.4%
Asia	102	66	54.5%	341	205	66.3%	510	49.6%
Others	38	27	40.7%	137	105	30.5%	155	13.1%

Total	793	780	1.7%	2,983	2,888	3.3%	3,255	9.1%

Unit sales of power products
Japan	123	119	3.4%	477	472	1.1%	420	-11.9%
North America	895	712	25.7%	2,363	1,872	26.2%	2,840	20.2%
Europe	538	592	-9.1%	1,261	1,290	-2.2%	1,300	3.1%
Asia	149	200	-25.5%	619	657	-5.8%	790	27.6%
Others	83	93	-10.8%	327	293	11.6%	250	-23.5%

Total	1,788	1,716	4.2%	5,047	4,584	10.1%	5,600	11.0%

Exchange rates to USD (Note)
Average rates for the period	107.27	118.94	-10.9%	113.07	121.95	-7.9%	105.00	-7.7%
Rates for the period-end				105.69	120.20	-13.7%
Exchange rates to EUR (Note)
Average rates for the period	134.07	127.74	4.7%	132.61	121.04	8.7%	125.00	-6.1%
Rates for the period-end				128.88	129.83	-0.7%

Key items
Net sales and other operating revenue	2,144,924	2,128,649	0.8%	8,162,600	7,971,499	2.4%	8,500,000	4.1%
Japan	470,492	432,954	8.7%	1,628,493	1,748,706	-6.9%	1,810,000	11.1%
Overseas	1,674,432	1,695,695	-1.3%	6,534,107	6,222,793	5.0%	6,690,000	2.4%
Operating income	137,143	241,680	-43.3%	600,144	724,527	-17.2%	560,000	-6.7%
Income before income taxes	106,465	177,345	-40.0%	641,927	609,755	5.3%	500,000	-22.1%
Net income	74,110	116,716	-36.5%	464,338	426,662	8.8%	390,000	-16.0%

Capital expenditures	85,544	100,999	-15.3%	258,316	286,883	-10.0%	290,000	12.3%
Depreciation	54,414	55,424	-1.8%	199,042	205,512	-3.1%	200,000	0.5%
Research and development	117,955	117,382	0.5%	448,967	436,863	2.8%	470,000	4.7%

Stockholders’ equity				2,874,400	2,629,720	9.3%
Total assets				8,328,768	7,681,291	8.4%
Interest bearing debt				2,616,008	2,322,478	12.6%

Remarks	· Net sales set record high through every quarter.	· Net sales set record high for four consecutive years. · Income before income taxes and net income set record high for three consecutive years.	· Net sales to set record high.

Notes

1) Honda’s average rates	: rates to be used for translating the Company’s subsidiaries’ foreign currency-denominated statements of income into yen.

Rates for the period-end	: rates to be used for translating the Company’s subsidiaries’ foreign currency-denominated assets and liabilities into yen.

2) Capital expenditures and Depreciation are the figures of ‘Property, plant and equipment (excluding company cars)’.

3)      Unit sales and net sales of Honda-brand motorcycle products with 100% locally procured and manufactured by overseas affiliates are not included in unit sales and net sales and other operating revenues.

	Fourth Quarter	Fiscal Year Results	Forecasts FY 2005
Factors of changes in operating income
Changes in revenue, model mix, etc.	-22,700	+23,100	+55,000
Currency effects	-40,000	-101,000	-139,000
(Change in average rates)	-31,400	-74,900	-116,000
U. S. Dollar vs. Yen	(-33,600)	(-97,600)	(-70,000)
Euro vs. Yen	(+3,800)	(+17,800)	(-10,000)
Others vs. Yen	(+3,500)	(+17,700)	(-16,000)
Between other currencies	(-5,100)	(-12,800)	(-20,000)
(Translation effects)	-8,600	-26,100	-23,000
Gross profit	(-25,400)	(-61,600)	(-71,000)
SG&A	(+16,800)	(+35,500)	(+48,000)
Cost reduction	+18,800	+58,800	+42,000
Materials and others	+21,900	+70,900	+56,000
Labor expenses	-3,100	-12,100	-14,000
Changes in SG&A	-60,000	-93,200	+23,000
Changes in R&D	-500	-12,100	-21,000

Changes in operating income	-104,500	-124,300	-40,100

This announcement contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934. Honda’s actual results could materially differ from those contained in these forward-looking statements as a result of numerous factors outside of Honda’s control, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and other major currencies, as well as other factors detailed from time to time in Honda’s reports filed with the U.S. Securities and Exchange Commission.

April 9, 2004

Proxy Department

The New York Stock Exchange, Inc.

20 Broad Street

New York, N.Y. 10005

U.S.A.

Attn:	Mr.Richard Ginivan
Department of Stock List
Ms.Cecilia Chueng
Operation Representative

Re: Notice of board of director’s meeting

Dear Sirs or Mesdames,

We would hereby like to inform you that the board of director’s meeting of the Company is scheduled to be held on 27th April, 2004 at which the proposed payment of year-end dividend subject to approval at the shareholder’s meeting which is planned to be held in June 2004 and the announcement of consolidated financial statements for the fiscal year ended 31st March, 2004 are expected to be approved.

Yours faithfully,

Yuetsu Sato

Manager Finance Department

Honda Motor CO., LTD.

c.c.	Mr. Tetsuo Oshima
Honda North America, Inc
New York Office

April 27, 2004

Proxy Department

The New York Stock Exchange, Inc.

20 Broad Street

New York, N.Y. 10005

U.S.A.

Attn:	Mr.Richard Ginivan
Department of Stock List
Ms.Cecilia Chueng
Operation Representative

Re: Resolution approved at the meeting of board of directors of the company

We are pleased to advise that board of directors in its meeting held on April 27, 2004 discussed and resolved to convene the 80th stockholders meeting on June 23, 2004 which contain following proposals.

1.	Approval of proposal for appropriation of retained earnings for the 80th fiscal year.
2.	Amendments to the Articles of Incorporation
3.	Election of Thirty-Six Directors
4.	Election of Three Corporate Auditors
5.	Revision of Amount of Remuneration Payable to Directors
6.	Payment of Bonus to Directors and Corporate Auditors for the 80th Fiscal Year
7.	Presentation of retirement allowance to retiring directors and corporate auditor for their respective services.

The details are outlined below.

Net sales	3,319.7 billion yen
Net income	226.4 billion yen
Year end dividend	23.0 yen per common share

The above figures related solely to Honda Motor Co., Ltd. and are not consolidated with those of its subsidiaries.

Yours faithfully,

Yuetsu Sato

Manager Finance Department

Honda Motor Co., Ltd.

c.c.	Mr. Tetsuo Oshima
Honda North America, Inc.
New York Office